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August 10, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Silver Standard Resources Inc. – Consent of Expert

Reference is made to my technical report dated 31 January 2009 titled Technical Report and Resource Estimate on the Snowfield Property, Skeena Mining Division, B.C., Canada and the material change reports of the Company dated February 3, 2009 (the “Reports”).

In connection with the Short Form Base Shelf Prospectus dated February 18, 2009, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), I, Fred Brown, CPG, Pr. Sci. Nat. consent to the use of my name and references to the Reports, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Reports in the Prospectus and Registration Statement.

I have read the Prospectus and the Registration Statement and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or that are within my knowledge as a result of the preparation of the Reports.

Yours truly,

/s/ Fred Brown
Fred Brown, CPG, Pr. Sci. Nat.
Sr. Associate Geologist